UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ROO Group, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

928234 10 3

(CUSIP Number)

Levi Mochkin

Avenue Group, Inc.

17547 Ventura Boulevard

Encino, California 91316

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928234 10 3

          AMENDMENT NO. 1 TO SCHEDULE 13D

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avenue Group, Inc. Tax I.D. No. 98-0200077
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) WC / OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 47,000,000
8. Shared Voting Power -0-
9. Sole Dispositive Power 47,000,000
10. Shared Dispositive Power -0-
11. Aggregate Amount Beneficially Owned by Each Reporting Person 47,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 25.15%*
14. Type of Reporting Person (See Instructions) CO

* The calculation of the foregoing percentage is based on the number of shares of ROO Group, Inc. common stock outstanding as of August 9, 2004 (179,851,804) plus the 7,000,000 shares issue to Avenue Group in connection with the Stock Purchase Agreement (as defined below).

CUSIP No. 928234 10 3

          AMENDMENT NO. 1 TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

Item 1 is hereby amended by changing Virilitec Industries, Inc. to "ROO Group, Inc. (the "Issuer")."

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended by changing the address of Avenue Group from "15303 Ventura Boulevard, 9th Floor, Sherman Oaks, California 91403" to "17547 Ventura Boulevard, Encino, California 91316."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following at the end thereof:

"The sources of consideration for the acquisition of shares reported on this Amendment No. 1 consisted of 1000 shares of Bickhams Media, Inc., Avenue Group's wholly owned subsidiary, and the Termination Letter (as defined below)."

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following at the end thereof:

"Pursuant to a stock purchase agreement between Avenue Group and the Issuer dated September 10, 2004 (the "Stock Purchase Agreement"), the Issuer has purchased the shares of Avenue Group's subsidiary, Bickham's Media, Inc., which in turn holds 50% of the outstanding shares of VideoDome.com Networks, Inc., in exchange for $300,000, 4 million shares of the Issuer's restricted common stock and the Issuer's guaranty of an existing $288,000 promissory note of VideoDome. In addition, Avenue Group agreed to terminate certain registration rights with respect to the 40,000,000 shares of the common stock of Issuer previously acquired by Avenue Group in exchange for the issuance of an additional 3,000,000 shares of the Issuer's restricted common stock (the "Termination Shares"). Accordingly, pursuant to the Stock Purchase Agreement, Avenue Group acquired an additional 7,000,000 restricted shares of the Issuer's common stock."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby deleted in its entirety and replaced with the following:

(a)

Avenue Group beneficially owns 47,000,000 shares of the Common Stock, or approximately 25.15% of the outstanding Common Stock.  This percentage is based on 186,851,804 shares of Common Stock outstanding upon the effectiveness of the Stock Purchase Agreement.

(b)

Avenue Group has the sole power to vote and dispose, or direct the disposition, of all 47,000,000 shares of the Common Stock.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

CUSIP No. 928234 10 3

          AMENDMENT NO. 1 TO SCHEDULE 13D

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding the following at the end thereof:

"Pursuant to the Termination Letter as contemplated in the Stock Purchase Agreement, Avenue Group agreed to terminate the registration rights agreement dated December 2, 2003 in exchange for the Termination Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding the following at the end thereof:

99.4

Stock Purchase Agreement dated September 10, 2004 between Avenue Group and the Issuer. **

**

Previously filed as Exhibit 10.1 to Avenue Group's Form 8-K filed on September 22, 2004 (File No. 000-30543), which exhibit is incorporated herein by this reference.

CUSIP No. 928234 10 3

          AMENDMENT NO. 1 TO SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

September 22, 2004

Avenue Group, Inc.

By: /s/ LEVI MOCHKIN

Name: Levi Mochkin

Title:   President and Chief Executive Officer